UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 9, 2024

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

9 April 2024

Retirement of Ian Cockerill as independent Non-executive Director

Ian Cockerill retired as an independent Non-executive Director of BHP Group Limited on 4 April 2024.

ASX Listing Rules Appendix 3Z

Final Director’s Interest Notice

Name of entity	BHP Group Limited

ABN 49 004 028 077

We (the entity) give the ASX the following information under listing rule 3.19A.3 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of director	Ian Cockerill

Date of last notice	15 August 2022

Date that director ceased to be director	4 April 2024

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities	Nil

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Giant Sable Trust Indirect	Number & class of securities 10,799 ordinary shares in BHP Group Limited, held indirectly through Giant Sable Trust of which Ian Cockerill is a beneficiary.
Self Invested Personal Pension Direct	3,500 ordinary shares in BHP Group Limited held in a UK Self Invested Personal Pension.

Part 3 – Director’s interests in contracts

Detail of contract	Nil
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

Part 4 – Contact details

Name of authorised officer responsible for making this notification on behalf of the entity	Stefanie Wilkinson Group Company Secretary
Contact details	Stefanie Wilkinson Tel: +61 3 9609 3333

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: April 9, 2024	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary